Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Centennial Bank Holdings, Inc.:

We consent to the use of our reports dated April 22, 2005, with respect to the consolidated balance sheet of Centennial Bank Holdings, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for the periods July 17, 2004 to December 31, 2004 (Successor) and January 1, 2004 to July 16, 2004 (Predecessor), and the consolidated balance sheet of Guaranty Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for the year then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

Denver, Colorado

September 22, 2005